SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June 2007
Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant’s name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor 04530-000 São Paulo, SP Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV

TAX ID (CNPJ/MF) No. 02.808.708/0001-07
NIRE 35.300.157.770
Publicly-Held Company

NOTICE TO THE SHAREHOLDERS

Companhia de Bebidas das Américas - AmBev, following the Notice to the Shareholders dated April 27, 2007, hereby publicly informs that the term for the Company’s shareholders to subscribe the 43,427,201 common shares and 79,943,743 preferred shares issued as a result of the resolution taken in the Shareholders’ General Meeting held on April 27, 2007 ended on June 2, 2007.

The remaining unsubscribed shares will therefore be divided, in the proportion of the subscribed amounts, between the shareholders that requested, in the corresponding subscription bulletin, reservation on remainders. Thus, such shareholders must attend to a branch of Banco Itaú S.A., on the 11th and 12th days of June 2007, bearing his/her original identification document and CPF, with the purpose of filling out the corresponding bulletin and paying the amount related to the subscribed remainder.

The undivided balance of shares will be sold in the stock exchange, to the benefit of the Company, on June 19, 2007, being under the Company’s Board of Directors duty to, after the auction, verify the subscription actually occurred, proceeding with the filing of the relevant resolution with the Registrar of Companies (Law No. 6,404/76, article 166). The credit of the subscribed shares will be made on the next day following the aforementioned Board of Directors Meeting.

Company’s Investor Relations Department remains at the shareholders disposal to clarify any questions regarding the matters dealt with in this Notice through the telephone (11) 2122-1415 or the e-mail ri@ambev.com.br.

São Paulo, June 6, 2007

Graham David Staley
Investor Relations’ Officer
Companhia de Bebidas das Américas - AmBev

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 6, 2007

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/s/ Graham Staley
Graham Staley Chief Financial Officer and Investor Relations